UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

RIGHTSCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

76658A102

(CUSIP Number)

Cecil Kyte

3100 Donald Douglas Loop North

Santa Monica, CA 90405

310-751-7510

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

3/20/2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 76658A102	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Cecil Kyte
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) [ ]
(b) [ ] Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

13,000,000 (1)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	13,000,000 (1)
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% *
14	TYPE OF REPORTING PERSON

IN

(1) Includes 8,000,000 shares underlying options.

* Based on 132,463,171 shares of common stock outstanding as of March 28, 2017. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Rightscorp, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 3100 Donald Douglas Loop North, Santa Monica, CA 90405.

Item 2. Identity and Background.

(a) Cecil Kyte is an individual (the “Reporting Person”).

(b) The business address of Mr. Kyte is 3100 Donald Douglas Loop North, Santa Monica, CA 90405.

(c) Mr. Kyte is the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer.

(d) Mr. Kyte has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Kyte has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kyte is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Kyte was issued the shares as compensation pursuant to his employment agreement.

Item 4. Purpose of Transaction.

Mr. Kyte was issued the shares as compensation pursuant to his employment agreement.

Item 5. Interest in Securities of the Issuer.

Mr. Kyte beneficially owns 13,000,000 shares (including 8,000,000 shares underlying options) of the Issuer’s common stock, which constitutes approximately 9.3% of the 132,463,171 shares of the Issuer’s common stock outstanding as of March 28, 2017.

Mr. Kyte has sole voting and dispositive power over 13,000,000 shares of the Issuer’s common stock.

Mr. has shared voting and dispositive power over 0 shares of the Issuer’s common stock.

On March 20, 2017, Mr. Kyte was issued 5,000,000 shares of the Issuer’s common stock, and options to purchase 5,000,000 shares of common stock with an exercise price of $0.05, pursuant to Mr. Kyte’s employment agreement with the Issuer. In addition, pursuant to the employment agreement, Mr. Kyte’s options to purchase 3,000,000 shares of the Issuer’s common stock were amended to reduce the exercise price to $0.05 and such that any of such options that had not yet vested would vest immediately.

Other than as reported in this Item 5, the Reporting Person has effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Mr. Kyte is not the beneficial owner of any other shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 30, 2017	/s/ Cecil Kyte
Cecil Kyte